

Mail Stop 3561

January 31, 2018

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue, 3rd Floor
16674 Glyfada
Athens, Greece

> **Re: Globus Maritime Limited**
> **Registration Statement on Form F-3**
> **Filed January 17, 2018**
> **File No. 333-222580**

Dear Mr. Feidakis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Steven J. Hollander, Esq.
Watson Farley & Williams LLP